Exhibit 99.28
CONSENT OF G. WATTS
     I, Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited hereby consent to the use of my name in connection with the following document, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The annual information form of the Company dated March 25, 2008, which includes reference to my name in connection with information relating to the San Dimas Mines, and the properties described therein.
Date: March 25, 2008

/s/ Gordon Watts
Name:	Gordon Watts
Title:	Senior Associate Mineral Economist